Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-132936-14 July 11, 2008

Dual Range ProNotes® ¡ Linked to: EURUSD Spot and Gold Spot ¡ 12 Months | 100% Principal Protection | 9% Fixed Payment Amount, subject to barriers	Offering Period Closes on: July 25, 2008

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse Nassau Branch has filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the preliminary pricing supplement subject to completion dated July 10, 2008, product supplement dated July 10, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” sections of the pricing supplement, product supplement and prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:  http://www.sec.gov/Archives/edgar/data/1053092/000104746908008102/a2186758z424b2.htm

Indicative Terms, July 11, 2008 (Subject to Change)

DUAL RANGE NOTES OVERVIEW

Dual Range ProNotes (or “ProNotes” or “securities”) allow investors to receive at maturity 100% principal protection plus a fixed payment amount of 9% of the principal amount, or $90 per $1,000 security, subject to neither of the underlyings meeting or breaching its respective upper barrier or lower barrier at any time during the observation period. In the event that either of the underlyings is at or breaches a barrier at any time during the observation period, investors will receive only the principal amount of their securities at maturity.

INDICATIVE PRODUCT TERMS:	RELEVANT DATES:

Issuer:	Credit Suisse Nassau Branch	Offering Period:	Closes on July 25, 2008 @ 11:00 AM EST
Distributor:	Credit Suisse Securities (USA) LLC	Trade Date:	July 25, 2008
Aggregate Amount:	USD TBD	Settlement Date:	July 31, 2008
Denomination:	Minimum initial purchase of U.S. $1,000 per ProNote and integral multiples of U.S. $1,000 thereafter	Observation Period:	The period from 11:00 a.m. (New York time) on the trade date to 10:00 a.m. (New York time) on the valuation date.
Principal Protection:	100.00% at maturity	Valuation Date:	July 24, 2009
Redemption Amount at Maturity:	For each $1,000 principal amount of Dual Range ProNotes, on the maturity date, a holder will receive an amount in cash equal to $1,000 + additional amount.	Maturity Date:	July 31, 2009
Additional Amount:

If the level of each of the underlyings is never at
or above the respective upper barrier or at or
below the respective lower barrier at any time during the observation period, the additional amount will equal:

¡   the fixed payment

Otherwise, the additional amount will equal
zero.

Fixed Payment:	9% of the principal amount per security

DUAL RANGE PRONOTES OFFERING:

Underlyings	Ticker	Initial Level	Upper Barrier	Lower Barrier	CUSIP / ISIN
EURUSD Spot	EURUSD		1.6500	1.4000	22546ECJ1 / US22546ECJ10
Gold Spot	XAUUSD		1200	800

EURUSD Spot Rate:

For the purposes of determining whether or not the EURUSD Spot Rate has remained within its upper barrier and lower barrier at all times during the observation period, the EURUSD Spot Rate will be determined by reference to the Euro/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one Euro based on the traded EUR/USD exchange rate observed on the continuous trading Electronic Broker Service, as determined by the calculation agent.

Gold Spot Price:

For the purposes of determining whether the Gold Spot Price has remained within its upper barrier and lower barrier at all times during the observation period, the Gold Spot Price will be determined by reference to the price of one troy ounce of gold, expressed in U.S. dollars, as determined by reference to Bloomberg Financial Markets (“Bloomberg”) under the symbol XAUUSD, as determined by the calculation agent.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

Product Snapshot

Who Should Invest in the Dual Range ProNotes?

¡                Investors who are uncertain on the direction of the underlyings and are looking to benefit from 100% principal protection and a payment of a fixed amount subject to the underlyings remaining within a specified range throughout the entire observation period.

¡                Investors receive a payment of a fixed amount over a short term time frame as long as both underlyings remain within their respective barriers at all times during observation period; otherwise investors receive back only their initial investment at maturity.

Hypothetical Best Case Scenario:

¡                On the valuation date, in the event that both the underlyings have either appreciated, depreciated or remained the same without meeting or crossing their respective upper or lower barriers at any time during the observation period, investors will receive back their initial investment plus a fixed payment of 9% per $1,000 security principal amount.

Hypothetical Worst Case Scenario:

¡                On the valuation date, in the event that either underlying has reached or breached either its respective upper or lower barrier at any time during the observation period, investors will receive only their initial investment at maturity.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

Investment Considerations

A purchase of the ProNotes involves risks.  This section summarizes certain additional risks relating to the ProNotes.  We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement subject to completion dated July 10, 2008, product supplement dated July 10, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 before investing in the Dual Range ProNotes.

The securities might not pay more than the principal amount – You may receive a lower payment at maturity than you would have received if you had invested directly in the underlyings or contracts related to the underlyings.  If either underlying has met or breached either its respective upper or lower barrier at any time during the observation period, investors will receive only their initial investment.

Your maximum gain on the securities is limited by the fixed payment –  If a barrier event does not occur, for each $1,000 principal amount security, you will receive $1,000 plus the fixed payment of 9% per security, or $90 per $1,000 principal amount, regardless of the appreciation or depreciation of the underlyings, which may be significant.  Therefore, your appreciation potential is limited.

The risk of meeting or breaching an upper or lower barrier is greater if the underlying is volatile – The likelihood of meeting or breaching an upper or lower barrier during the observation period will depend in large part on the volatility of the underlyings – the frequency and magnitude of changes in the level of each underlying.  The underlyings have experienced significant volatility.

Lack of Liquidity – The securities will not be listed on any securities exchange.  We intend to offer to purchase the securities in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities.

Because the securities are subject to continuous monitoring, it is possible that a barrier event could occur under circumstances that would not result in the occurrence of a barrier event if the underlyings were instead subject to closing level monitoring. – The underlyings will be subject to continuous monitoring.  Because the underlyings are subject to continuous monitoring, a barrier event will occur if at any time during the observation period the level of either or both underlyings meets or exceeds its respective upper barrier or meets or declines below its respective lower barrier, even if both underlyings then close between their respective upper barrier and their respective lower barrier on that trading day.  However, if the underlyings were instead subject to closing level monitoring, a barrier event would not occur under these circumstances.

The value of the securities will be influenced by many unpredictable factors – Many factors, most of which are beyond our control, will influence the value of the securities and the price at which Credit Suisse may be willing to purchase or sell the securities in the secondary market, including:

•    whether the underlying trading level for either underlying is at or above the upper barrier or at or below the lower barrier during the observation period;

•    the expected volatility of each underlying;

•    the time to maturity of the securities;

•    interest and yield rates in the market generally;

•    a variety of economic, financial, political, regulatory or judicial events; and

•    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

© 2008 Credit Suisse and/or its affiliates.  All rights reserved.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com